CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1, Amendment 2 (SEC File Number 333-249576) as filed with the SEC of our audit report dated October 21, 2020, with respect to the balance sheets of Streetex Corp. as of June 30, 2020 and 2019, and the related statements of operations, changes in stockholder’s equity, and cash flows for the year ended June 30, 2020 and the period from September 4, 2018 (inception) to June 30, 2019.  Our report dated October 21, 2020, relating to those financial statements, includes an emphasis of matter paragraph relating to uncertainty as to Streetex Corp.'s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in this Registration Statement.

Fruci & Associates II, PLLC

Spokane, Washington

February 8, 2021